July 28, 2005

By EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:     Joe Kempf, Staff Accountant
              Joe Cascarano, Staff Accountant

Re:        UniFirst Corporation
               Form 10-K for the fiscal year ended August 28, 2004
               Filed November 12, 2004
               File No. 001-08504

Ladies and Gentlemen:

        This letter is submitted on behalf of UniFirst Corporation, Inc. (the “Company”), 68 Jonspin Road, Wilmington, MA, 01887, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended August 28, 2004 (the “Form 10-K”), as set forth in a letter dated June 30, 2005 to John B. Bartlett (the “Comment Letter”).

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Comment No. 1

We note your response in your letter of June 10, 2005. Based on the information provided to your Chief Operating Decision Maker to assess performance and allocate resources, it appears that you have six operating segments. Addressing paragraphs 17 and 18 of SFAS 131, tell us the number of reportable segments you are required to disclose. Provide us with all supporting documentation in your determination of the number of reportable segments along with references to applicable accounting literature. Furthermore, you must revise your MD&A and discuss the profitability measure of each segment consistent with those disclosed in your SFAS 131 segment information as is required by Financial Reporting Release No. 36 (Section 501.06) Revise or advise.

Response to Comment No. 1

Operating and Reportable Segments

        The Company has determined that it has six operating segments which are US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing (MFG), Specialty Garments, First Aid and Corporate. The Company believes that based on these six operating segments, that it has five reportable segments based on the guidance of SFAS 131. Although First Aid does not meet the quantitative threshold in paragraph 18 of SFAS 131 (total revenues, assets and net income are all less than 4% of the consolidated totals) there is not any other operating segment that does not meet the quantitative thresholds and therefore, the Company will report First Aid separately. The Company has aggregated its US Rental and Cleaning operating segment and its Canadian Rental and Cleaning operating segment based on the criteria in paragraph 17 of SFAS 131.

        The Company believes that the aggregation of these two operating segments is appropriate as they have similar economic characteristics as their results of operations are affected by similar economic factors (i.e. the price of energy, fuel, etc.). These operating segments also have similar long-term expected gross margins. For the last five years, the US Rental and Cleaning operating segment and the Canadian Rental and Cleaning operating segment have generated profits before taxes as a percentage of revenues of 16% and 14%, respectively. The Company also believes that the aggregation of these two operating segments is appropriate as they are similar in each of the following areas as defined in paragraph 17 of SFAS 131:

a.     The nature of the products and services

        All of the locations of the US Rental and Cleaning operating segment and all of the locations of the Canadian Rental and Cleaning operating segment provide their customers the rental, cleaning, delivery and sale of garments and non-garment items.

b.     The nature of the production processes

        The production processes of the locations in the aggregated operating segments are identical in that they include the washing, drying, sorting and delivery of garments and non-garment items. The production facilities for both operating segments use very similar, if not identical, washing, drying, and sorting equipment.

c.     The type of class of customer for their products and services

        There is a wide range of customers that these operating segments service as noted in Item I to the Form 10-K for the year ending August 28, 2004. However, the range of customers for each component is very similar as the products and services being offered are identical.

d.     The methods used to distribute their products or provide their services

        The distribution of the products is identical for both of the operating segments. Distribution of the products occur using step vans that are purchased centrally for all of the components. The Company’s drivers and other personnel will go to the customer sites to collect the garments and other non-garment items and bring them back to the Company’s facility for cleaning. The items are cleaned, sorted and delivered back to the customers.

e.     The nature of the regulatory environment

        Both of the operating segments are subject to certain local, state and federal regulations regarding the disposal of the wastewater and other waste products related to the cleaning of the garments and non-garment items.

        The Company has a Regional Vice President (RVP) for each of the seven regions that comprise the US Rental and Cleaning operating segment. The Company has one Regional Vice President (RVP) for the region that comprises the Canadian Rental and Cleaning operating segment. All eight RVPs report to one of two Senior Vice Presidents who are in charge of the US and Canadian Rental and Cleaning operations as presented in Exhibit I.

        In conclusion, based on the criteria of paragraph 17 of SFAS 131 and the facts discussed above, the Company concludes that the aggregation of the US Rental and Cleaning operating segment and the Canadian operating segment is appropriate.

Reporting Units

Based on the operating segments identified by the Company as noted above, the Company believes that it has six reporting units. These reporting units are US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing (MFG), Specialty Garments, First Aid and Corporate. The MFG and Corporate reporting units do not have any goodwill allocated to them and the goodwill allocated to the First Aid reporting unit is not material. The Company has performed an annual impairment test as of August 28, 2004 for each of the four reporting units (US Rental and Cleaning, Canadian Rental and Cleaning, Specialty Garments and First-Aid) that have goodwill allocated to them. Based on the results of this test, the Company has concluded that its goodwill is not impaired as of August 28, 2004.

Amendment to Form 10-K as of August 28, 2004

The Company has attached a marked copy of its filed amendment to its Form 10-K as of August 28, 2004 which has been updated to address the Staff’s comments and the Company’s responses to the Staff’s letters dated February 18, 2005, March 31, 2005 and June 30, 2005. The Company has highlighted in red the sections of the document that have been amended to address the Staff’s comments.

Comment No. 2

Please comply with all of the above comments in your future filings as applicable.

Response to Comment No. 2

The Company will comply with all of the staff’s comments as detailed in the Company’s responses in future filings as applicable.

If you should have any questions about this letter, please call the undersigned at (978) 658-8888.

Very truly yours, By: /s/ John B. Bartlett John B. Bartlett, Senior Vice President and Chief Financial Officer